EXHIBIT 7

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

x 1 million Euro

	Year ended December 31,

	1998	1999	2000	2001	2002

Total interest expense from the banking operations	13,448	12,906	18,499	18,246	16,442	(3.1.3.	)
Other interest expenses	571	556	757	1,270	1,288	(3.2.2.	)
Interest credited on investment contracts and universal life-type contracts (FAS 97)			1,066	6,343	1,494

Total interest expense	14,019	13,462	20,322	25,859	19,224
Capitalized interest during construction	11	6	5	10	10

Total Charges	14,030	13,468	20,327	25,869	19,234

Dividend in preference shares	21	21	21	21	21
Dividend in preference shares — TIER1 capital	—	19	54	216	199

Total Charges inclusive Dividend in preference shares	14,051	13,508	20,402	26,106	19,454

Pre tax profit	3,504	6,074	13,969	6,066	5,921
Total interest expense	14,019	13,462	20,322	25,859	19,224
Losses from investments accounted under the equity method	—	—	(1)	(3)	(7)

Total	17,523	19,536	34,290	31,922	25,138

Earnings to Fixed Charges:
Including Interest on Deposits	1.25	1.45	1.69	1.23	1.31
Earnings to Combined Fixed Charges and Preferred Stock Dividend:
Including Interest on Deposits	1.25	1.45	1.68	1.22	1.29